SE 09042297 IMISSION
Washington, D.C. 20549

* n.a. 9/1

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 31 2009
Washington, DC 121

SEC FILE NUMBER
8- 29620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chapdelaine & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa O'Leary — 212-208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – *if individual, state last, first, middle name*)

10 Cuttermill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/24

OATH OR AFFIRMATION

I, August J. Hoerrner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapdelaine & CO., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

August J Hoerrner
Signature

PRESIDENT
Title

Teresa O'Leary
Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
Term Expires February 14, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPDELAINE & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2009

Lilling & Company LLP

Certified Public Accountants

Independent Auditor's Report

To the Partners
Chapdelaine & Co.

We have audited the accompanying statement of financial condition of Chapdelaine & Co. as of June 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chapdelaine & Co. as of June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Lilling + Company

Certified Public Accountants

August 28, 2009
Great Neck, New York

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

CHAPDELAINE & CO.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2009

ASSETS

Cash	$ 8,804,828
Receivable from brokers and dealers	6,399,118
Prepaid expenses	167,584
Other current assets	549,286
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,100,635	1,422,151
Clearing deposits	326,537
Total Assets	$17,669,504

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES	
Payable to brokers and dealers	$ 1,049,123
Accounts payable, accrued expenses and other liabilities	8,927,332
Total Liabilities	9,976,455
COMMITMENTS AND CONTINGENT LIABILITIES	
Partners' capital	7,693,049
Total Liabilities and Partners' Equity	$17,669,504

The accompanying notes are an integral part of this financial statement

CHAPDELAINE & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Chapdelaine & Co. ("the Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc.

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. Transactions executed with broker-dealers and dealer banks in municipal products and transactions executed in other fixed income products are cleared on a fully disclosed basis through Pershing LLC.

In accordance with industry practice Pershing LLC records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing LLC is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Pershing LLC may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing LLC is charged back to the Company.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment including amortization of assets held under capital leases, is computed on either an accelerated or straight-line method over the estimated useful life of such assets. Leasehold improvements are amortized over the lesser of their economic lives or the remaining term of the lease.

The Company is organized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the partners. The Company is subject to New York City unincorporated business taxes.

There were no liabilities subordinated to the claims of general creditors during the year ended June 30, 2009.

The Company is headquartered in New York City, New York with additional offices located in Chicago, IL, Boca Raton, FL and Charlotte, NC and its customers are located throughout the United States.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES- continue

New Accounting Pronouncements

The Company is subject to SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical of similar instruments in markets that are not active ; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

At June 30, 2009, the Company did not have any financial instruments that were measured at fair value on a recurring basis.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under the alternative method permitted by the Rule the Company is required to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At June 30, 2009, the Company had net capital of $5,347,483, which exceeded the requirements by $5,097,483.

NOTE 3 - FAIR VALUE

The carrying amounts reflected in the Statement of Financial Condition for cash and bank loan payable approximate their respective fair values due to the short maturities of the instruments.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under leases for its office space expiring at various dates through February 28, 2014, which provide for minimum lease payments as follows:

YEAR ENDED JUNE 30,	GROSS AMOUNT
2010	$1,082,000
2011	571,000
2012	65,000
2013	38,000
2014	26,000
Total	$1,782,000

Rent expense for the year ended June 30, 2009 totaled $659,403.

The Company leases various fixed assets under non-cancelable lease arrangements. Future minimum lease payments under all non-cancelable operating leases as of June 30, 2009 are as follows:

YEAR ENDED JUNE 30,	AMOUNT
2010	$17,002

NOTE 5- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.